Exhibit 4(c)(14)
ELAN CORPORATION, plc
CASH BONUS PLAN
Effective January 1, 2006 And
Revised as of May 22, 2006
INTRODUCTION AND PURPOSE
The Elan Corporation, plc Cash Bonus Plan has been established to financially reward employees if and when the Company achieves its strategic and operating goals. Cash Bonus Plan financial rewards will be based on a combination of individual, team, group and company performance measurements. This Cash Bonus Plan has also been established to provide an incentive for employees to remain in employment at Elan through (and beyond) the date of payout of any cash bonus (as set forth below).
ELIGIBILITY TO PARTICIPATE IN THE PLAN
Full-time and part-time employees who are not participating in a formal Elan sales or incentive plan are eligible to participate in the Cash Bonus Plan. At the Company’s discretion, employees who are participating in a formal Elan sales or incentive plan may also be considered for a Cash Bonus Plan award.
The Cash Bonus Plan is operated on a calendar year basis (January 1 through December 31). Employees employed by the Company on January 1 of the plan year will be eligible for full participation in the plan. Employees hired after January 1 (but prior to October 1) will be eligible to participate in the plan on a pro-rated basis, based on the date of hire. Employees hired on or after October 1 of the plan year will not be eligible to participate in the plan in that year. In addition, a condition to earning the award is that an employee remains employed through the pay date of the award, which will be not later than March 15 in the year following the conclusion of the plan year. An employee who leaves employment prior to the pay date of the award will not have earned any bonus.
Change in Status During the Plan Period
1.	Band Change: Employees’ annual target bonus amounts are linked in part to their band levels in Elan’s Total Compensation program, and band-level targets help determine the overall annual cash bonus pool. If employees change band levels during the course of the plan year, the impact of their different band levels on any recommended Cash Bonus Plan award will be considered proportionally to the time spent in each band.
2.	Termination: Consistent with the eligibility rules, employees who terminate for any reason prior to the pay date of the award will not be eligible for any award associated with work performed during the preceding plan period.
3.	Promotion to a Position Included in a Formal Sales or Incentive Plan: If an employee assumes a position wherein they will participate in a formal Elan sales or incentive plan, they may, at the Company’s discretion, be considered for a pro-rated Cash Bonus Plan award relative to their service before assuming a non-eligible position.
4.	Disability, Retirement, Leave of Absence: An employee whose status as an active employee is changed during the plan period due to disability, retirement or leave of absence may be considered for a prorated award.
5.	Death: An employee whose status as an active employee is changed during the plan period due to death may be considered for a full year award.
CASH BONUS POOL
Cash Bonus Awards are funded from an annual cash bonus pool. The size of the cash bonus pool is influenced by a number of factors, including band-level targets and the company’s performance, strategy and priorities.
AWARDS
Employees’ Cash Bonus Plan awards are generally expressed as a percentage of their annual, regular-salary earnings. For the purposes of this Plan, annual, regular-salary earnings shall equal an employee’s base salary earned during the plan year. Shift differential and overtime will also be included in annual, regular-salary earnings as applicable per location regulations.
Any bonus awards under the plan shall be made on or before March 15 in the year following the conclusion of the plan year. Payments under the plan are subject to the normal withholding of taxes as required by governing country and local regulations. For U.S.-based employees, payments will not be considered in the calculation of benefits, with the exception of the Elan 401(k) Plan, from which participating employees’ elected contribution percentage will be applied.
PERFORMANCE MEASUREMENTS
Cash Bonus Plan rewards will be based on a combination of individual, team, group and company performance measurements and are determined at the sole discretion of the Company.
Company Performance Measurements
Elan measures its performance against a broad series of financial, operational and scientific objectives and accomplishments and sets annual metrics relating to them.
Employee Performance Measurements
Each employee will work with their manager to establish objectives that support the overall company objectives. At the conclusion of the plan year, the employee’s performance against the individual objectives will be evaluated.

Discretion and Differentiation
During the company’s annual performance management process, employees’ performances are assessed relative to their individual and, when appropriate, team or group goals, all of which should align with the company’s goals. Based on these assessments and a commitment to foster a differentiated pay-for-performance culture, Elan senior management prepares initial Cash Bonus Award recommendations for all employees eligible to participate in the plan.
At the conclusion of the plan year, the Leadership Development and Compensation Committee (LDCC) of the Board of Directors, at its discretion and as part of its responsibilities, reviews the company’s performance and determines the cash bonus pool for the plan year.
After the LDCC determines the funding of the cash bonus pool, the company’s executive management team, led by the CEO, reconciles the cash bonus pool with the initial Cash Bonus Award recommendations prepared by senior management.
Ultimately, any payouts of the Cash Bonus Plan are based on assessments of the company’s performance as reflected by the LDCC’s funding of the cash bonus pool; individual performances as reflected by the company’s performance management processes; and the Company’s strategy and priorities. Each of these assessments is determined solely within the discretion of the Company.
PLAN PROVISIONS
Eligibility for participation in this plan does not guarantee employment, nor does participation at one time guarantee ongoing participation, nor is their any guarantee that any plan metrics or guidelines for one plan year will carry automatically to another plan year. Final participant awards are subject to the approval of the CEO and the Leadership Development and Compensation Committee (LDCC).
Participation in this plan should in no way be construed as a contract or promise of employment and/or compensation. Employment is at will (depending upon location) and, therefore, employment can terminate, with or without cause and with or without notice, at any time at the option of the Company or employee.
The Company reserves the rights to adjust, amend, suspend, terminate or make exceptions to this plan at any time. The plan is administered by Elan Strategic Human Resources/Global Compensation, to whom any questions should be addressed.

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